U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

      Filed Pursuant to Section 16(a) of the Securities Exchange Act
       of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[  ]  Check this box if no longer subject to Section 16.
      Form 4 or Form 5 obligations may continue.  See
      Instruction 1(b).

1.   Name and Address of Reporting Person

      Manganiello    Ronald       J.
     -------------------------------------------
     (Last)         (First)          (Middle)

      107 Cherry Street
     -------------------------------------------
                       (Street)

      New Canaan           CT         06840
     -------------------------------------------
     (City)                 (State)      (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     ACORN VENTURE CAPITAL CORPORATION  AVCC

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year:  December 1995


5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer (Check all applicable)

       x    Director                        10% Owner
     -------                         -------

             Officer (give title            Other (specify below)
     -------          below)         -------


             ----------------------------------

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1. Title of    2. Transaction   3. Transaction    4. Securities Acquired
   Security       Date             Code (Ins 8)     (A) or Disposed of (D)
   (Ins 3)        (Month/Day/                       (Ins 3, 4 and 5)
                   Year)
                                ---------------------------------------------
                                Code     V        Amount  (A) or (D)    Price
-----------------------------------------------------------------------------
Common Stock      12/12/95       P                81,301      A         $1.06
$.01 par value

Common Stock      12/14/95       P                18,699      A         $ .87


5. Amount of Securities         6. Ownership       7. Nature of Indirect
   Beneficially Owned at           Form: Direct       Beneficial Ownership
   End of Month (Ins. 3            (D) or Indirect    (Ins. 4)
   and 4)                          (I) (Ins. 4)
-----------------------------------------------------------------------------

   135,000                             D*

    18,500                             I              By spouse

TABLE II - Derivative Securities Acquired, Disposed of or
           Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2. Conversion    3. Trans-   4. Trans-   5. Number of
   Derivative      or Exercise      action      action      Derivative
   Security        Price of         Date        Code        Securities
   (Ins. 3)        Derivative       (Month/     (Ins. 8)    Acquired (A)
                                    Day/                    or Disposed
                                    Year)                   of (D) (Ins.
                                                            3, 4 and 5)
                                             -----------    -------------
                                             Code    V      (A)    (D)
-------------------------------------------------------------------------

Not applicable


6. Date Exer-     7. Title and Amount of Under-   8.  Price of
   cisable and       lying Securities                 Derivative
   Expiration        (Ins. 3 and 4)                   Security
   Date (Month/                                       (Ins. 5)
   Day/Year)
   ---------------   --------------------------
   Date    Expira-    Title           Amount or
   Exer-   tion                       No. of Shares
   cisable Date
   -----------------------------------------------------------------------



9.  Number of Deriva-       10. Ownership Form of     11.  Nature of
    tive Securities Bene-       Derivative Security:       Indirect
    ficially Owned at End       Direct (D) or              Beneficial
    of Month (Ins. 4)           Indirect (I) (Ins. 4)      Ownership
                                                           (Ins. 4)
-------------------------------------------------------------------------



Explanation of Responses:

* The Reporting Person purchased 100,000 shares of Common Stock as part of a group, which purchased an aggregate of 615,000 shares. The Reporting Person disclaims "beneficial ownership" in the shares of each of such persons (other than himself). The members of the group are: Edward N. Epstein, Herbert Berman, Bert Sager, Stephen A. Ollendorff and Paula Berliner.



            Ronald J. Manganiello             January 9, 1996
     ----------------------------------      ----------------------
      ** Signature of Reporting Person             Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See
  18 U.S.C. 1001 and 15 U.S.C. 78ff(a).